FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2004

Commission File Number 1-8320

Hitachi, Ltd.

(Translation of registrant’s name into English)

6, Kanda-Surugadai 4-chome, Chiyoda-ku, Tokyo 101-8010, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K contains the following:

1.	Press release dated September 15, 2004 regarding Hitachi’s interim dividend for fiscal 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hitachi, Ltd.
(Registrant)

Date September 16, 2004	By	/s/ Takashi Hatchoji
Takashi Hatchoji
Senior Vice President and Executive Officer

FOR IMMEDIATE RELEASE

Hitachi Announces Interim Dividend for Fiscal 2004

Tokyo, September 15, 2004 — Hitachi, Ltd. (TSE:6501 / NYSE:HIT) today announced that the Company decided on the interim dividend for the fiscal year ending March 31, 2005, at a Board of Directors meeting convened today.

Interim dividend for the fiscal year ending March 31, 2005

5.5 yen per share

Reference: Dividends paid for the fiscal year ended March 31, 2004

Interim dividend :     3.0 yen per share

Year-end dividend:    5.0 yen per share

- ### -